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Exhibit 99.3

PRESS RELEASE

HYDROGENICS REPORTS FIRST QUARTER 2005 RESULTS

Delivers Record Revenues of U.S.$11.3 Million and Substantially Completes Integration of Stuart Energy

Mississauga, May 9, 2005 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) is reporting first quarter unaudited results. We acquired and consolidated the operations of Stuart Energy Systems Corporation as of January 6, 2005. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.

        "Integrating Stuart Energy was our primary focus in the quarter and we can report that this initiative is substantially complete," said Pierre Rivard, President and CEO. "Immediate measures, including the continued streamlining of our cost structure, combined sales and marketing strategies and a complementary product portfolio, are producing earlier than anticipated wins on several fronts. We are carefully controlling costs while continuing to invest in market and product development to accelerate demand for our products. Our record revenues of $11.3 million were generated across our product and service portfolio, reinforcing our belief that we are rapidly becoming the hydrogen "go-to" company with global capabilities."

        Results for the first quarter of 2005 compared to the first quarter of 2004 include:

  •
  Our revenues were $11.3 million, representing a 177% increase in sales from $4.1 million in 2004. This revenue growth was strongly supported by our acquisition of Stuart Energy. Our loss from operations was $12.1 million ($7.2 million 2004). Our gross profit expressed as a percentage of sales was 9.0% (30.7% 2004) and reflects a $1.3 million increase in the fair value of work-in-progress recognized in accordance with Canadian GAAP upon the acquisition of Stuart Energy. Prior to reflecting the fair value increase noted above, our gross profit was 20.6%, a decrease of 7.4% from the same period in 2004 primarily due to a heavier weighting of hydrogen generation products.

  •
  We incurred a net loss of $11.2 million, an increase of 51% from $7.5 million in 2004 or $0.12 per share. Our net loss includes $2.7 million in non-cash amortization and depreciation ($2.7 million 2004) and the negative $1.3 million impact of the fair value adjustment to work in progress. Net loss also includes $0.7 million of integration and other costs associated with the Stuart Energy acquisition and $0.7 million of severance costs.

  •
  We had $105.9 million of cash and cash equivalents and short-term investments at March 31, 2005 ($89 million at December 31, 2004).

        Order backlog

        Our order backlog was $18.4 million at March 31, 2005, as follows:

Order backlog
Power	$2.6
Hydrogen Generation	11.1
Test	4.7

Total	$18.4

        We expect to substantially deliver this backlog of orders in 2005.

First Quarter Highlights

        Progress on markets:

  •
  We delivered three power products to an industry leading supplier of uninterruptible power supply (UPS) solutions as part of an initial 25 unit deployment. These products will be deployed in the field in subsequent quarters to demonstrate extended backup run-time capabilities compared to today's incumbent solutions.

  •
  Together with General Motors Canada, we successfully completed our fuel cell-powered forklift pilot demonstration at their car assembly plant in Oshawa, Ontario. We exceeded a number of critical milestones and were encouraged by the broad acceptance of this technology by the day-to-day operators. We continue to view materials handling applications as a viable near-term market for fuel cell technology. Our next step is to carry out a similar pilot demonstration with Fedex Canada anticipated to commence in May 2005.

  •
  We were selected by ChevronTexaco as the prime supplier of equipment and system integration services for their state-of-the-art hydrogen refueling station in Chino, California. This reformer-based hydrogen refueler generates hydrogen using natural gas as its feedstock. Our expertise in the integration of hydrogen technology systems is recognized through a master services agreement with ChevronTexaco.

        Progress on products and technology:

  •
  We completed development of our HyPM™ XR10 rack-mountable fuel cell power module for backup power applications and featured it at the 8th Annual Tower Summit in New Orleans.

  •
  We substantially completed development work on a new, more efficient electrode for our IMET™ electrolyzers. We anticipate margin improvement in our electrolyzer product line once this electrode is introduced in the second half of the year.

  •
  We developed a new generation of the FCATS™ G50 test station, achieving more competitive costing and performance.

  •
  We achieved durability of more than 6,300 hours of operation on our HyPM™ 10 power module, employing a testing cycle that simulated a hybrid application, which included in excess of 6,000 start/stop cycles. We achieved 124 consecutive freeze/thaw cycles from -40 C to +30 C on a single stack. We also achieved and are currently using a stack design that incorporates a low platinum content of 0.8 mg/cm2, with stack costs of a few hundred dollars per kW in low volume quantities of less than 100 units.

        Progress on corporate matters:

  •
  We completed the acquisition of Stuart Energy and immediately took steps to integrate and streamline our combined operations. To date, we have realized annualized cost savings in excess of our $8 million synergies target. Additionally, we are now benefiting from a combined sales team and a broader offering of products and hydrogen solutions.

Highlights Subsequent to the Quarter

  •
  We completed the development and integration of a fuel cell hybrid bus for the State of North-Rhine Westphalia in Germany. This 14-seat bus is particularly suited for shuttle bus purposes and was profiled at the Hannover Fair and a high profile regional transit association meeting for the Rhine-Ruhr region, consisting of 25 transit authorities.

  •
  Together with the Prince Edward Island Energy Corporation and the Hydrogen Early Adopters (H2EA) program of Technology Partnerships Canada, we announced that Hydrogenics would lead a 3-year $10.2 million demonstration project involving a consortium of industry and government partners to develop Canada's first Wind-Hydrogen Village. This multi-faceted initiative will demonstrate, in real-life and in real-time, how wind energy and hydrogen technologies can work together to offer clean and sustainable energy solutions across a wide range of hydrogen energy applications, including supply-demand energy load balancing, vehicle refueling and various power applications.

CONFERENCE CALL DETAILS

        We will hold a conference call to review our results on May 9, 2005 at 10:30 a.m. (EDT). To participate in this conference call, please dial (913) 981 - 5559 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our web site at www.hydrogenics.com. Please visit our web site at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will also be available on our web site.

ABOUT HYDROGENICS

        Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.

        This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT

Company Contact

Hydrogenics Corporation
Lawrence E. Davis
Chief Financial Officer
(905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$13,088	$26,209
Short-term investments	92,783	62,853
Accounts receivable	8,204	5,223
Grants receivable	3,212	2,437
Inventories	9,459	4,324
Prepaid expenses	1,151	1,400

	127,897	102,446
Deferred charges	—	1,030
Property, plant and equipment	7,594	5,286
Intangible assets	40,234	3,878
Goodwill	69,049	5,113
Other non-current assets	695	108

	$245,469	$117,861

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,787	$6,421
Unearned revenue	2,856	1,537
Income taxes payable	200	214

	23,843	8,172
Long-term debt	390	302
Deferred research and development grants	166	174

	24,399	8,648

Shareholders' Equity
Share capital and other equity	317,717	194,159
Deficit	(92,122)	(80,900)
Foreign currency translation adjustments	(4,525)	(4,046)

	221,070	109,213

	$245,469	$117,861

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31,
	2005	2004
Revenues	$11,304	$4,075
Cost of revenues	10,282	2,825

	1,022	1,250

Operating expenses
Selling, general and administrative	6,181	3,212
Stock-based compensation expense	496	288
Research and product development	3,253	2,311
Depreciation of property, plant and equipment	374	524
Amortization of intangible assets	2,138	2,128
Integration costs	724	—

	13,166	8,463

Loss from operations	(12,144)	(7,213)

Other income (expenses)
Provincial capital tax	(46)	(44)
Interest	670	165
Foreign currency gains (losses)	335	(332)

	959	(211)

Loss before income taxes	(11,185)	(7,424)
Current income tax expense	37	27

Net loss for the period	(11,222)	(7,451)
Deficit — Beginning of period	(80,900)	(47,361)

Deficit — End of period	$(92,122)	$(54,812)

Net loss per share
Basic and diluted	$(0.13)	$(0.12)
Shares used in calculating basic and diluted net loss per share	89,848,368	60,339,785

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2005	2004
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(11,222)	$(7,451)
Items not affecting cash
Depreciation of property, plant and equipment	596	524
Amortization of intangible assets	2,138	2,128
Unrealized foreign exchange (gains) losses	130	(92)
Imputed interest on long-term debt	8	20
Non-cash consulting fees	19	17
Stock-based compensation	496	288
Net change in non-cash working capital	(1,492)	2,921

	(9,327)	(1,645)

Investing activities
Increase in short-term investments	(3,312)	(58,975)
Purchase of property, plant and equipment	(239)	(966)
Business acquisitions, net of cash acquired	(343)	—

	(3,894)	(59,941)

Financing activities
Repayment of long-term debt	(27)	(55)
Deferred research and development grant	(8)	—
Common shares issued, net of issuance costs	135	60,695

	100	60,640

Decrease in cash during the period	(13,121)	(946)
Effect of exchange rate changes on cash	—	(1)
Cash and cash equivalents — Beginning of period	26,209	1,964

Cash and cash equivalents — End of period	$13,088	$1,017

Supplemental disclosure
Interest paid	$6	$9
Income taxes paid	56	112

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Exhibit 99.3
HYDROGENICS CORPORATION INTERIM CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
HYDROGENICS CORPORATION INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in thousands of U.S. dollars, except for share and per share amounts) (unaudited)
HYDROGENICS CORPORATION INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars) (unaudited)